BB

KW 3/9

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2011 WASH, D.C. 211

UNITED STATES
SECURITIES AND EXCHANGE COMMI
Washington, D.C. 20549

11018773

/AL
3235-0123
ry 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton Stewart & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Fayetteville Street, Suite 1130
(No. and Street)

Raleigh	North Carolina	27601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Ashton, President (919) 585-4850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/16

OATH OR AFFIRMATION

I, Thomas A. Ashton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton Stewart & Co., Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires: August 21, 2012

RICHARD H. CARLTON NOTARY PUBLIC WAKE COUNTY, N.C.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ashton Stewart & Co., Inc.
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Ashton Stewart & Co., Inc.

We have audited the accompanying statement of financial condition of Ashton Stewart & Co., Inc., as of December 31, 2010, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Stewart & Co., Inc., as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Schenkein, LLP

Denver, Colorado
February 3, 2011

Ashton Stewart & Co., Inc.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	32,854
Accounts receivable, net		2,048
Current assets		34,902
Fixed assets, net		3,240
	$	38,142

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses	$	16,627
		16,627
STOCKHOLDER'S EQUITY:		
Preferred stock, 20,000,000 undesignated shares authorized no shares issued and outstanding		-
Common stock, $.001 par value, 80,000,000 shares authorized, 8,500,000 shares issued and outstanding		8,500
Paid-in capital		219,643
Accumulated (deficit)		(206,628)
		21,515
	$	38,142

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Operations
For The Year Ended December 31, 2010

REVENUES:	
Revenue	$ 249,769
Total revenue	249,769
EXPENSES:	
Administrative services	12,000
Professional services	211,869
Regulatory fees	6,336
Other operating	16,068
Total expenses	246,273
INCOME BEFORE PROVISION FOR INCOME TAXES	3,496
Provision for income taxes	-
NET INCOME	$ 3,496

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2010

	Common Stock		Additional Paid in Capital	Accumulated (Deficit)	Total
	Shares	Amount			
Balance December 31, 2009	8,500,000	$ 8,500	$ 219,643	$ (210,124)	$ 18,019
Net income	-	-	-	3,496	3,496
Balance December 31, 2010	8,500,000	$ 8,500	$ 219,643	$ (206,628)	$ 21,515

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Cash Flows
Year Ended December 31, 2010

OPERATING ACTIVITIES	
Net income	$ 3,496
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	62
Bad debt expense	5,000
Changes in:	
Accounts receivable	(7,048)
Accrued expenses	11,150
Net cash provided by operating activities	12,660
INVESTING ACTIVITIES	
Purchase of fixed assets	(3,302)
Net cash (used in) investing activities	(3,302)
FINANCING ACTIVITIES	
Net cash provided by financing activities	-
NET INCREASE IN CASH	9,358
CASH AT BEGINNING OF YEAR	23,496
CASH AT END OF YEAR	$ 32,854
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of significant accounting policies

Organization

Ashton Stewart & Co., Inc. (the "Company"), formerly MAS Capital Securities, Inc. and Vantage Securities, Inc., was incorporated as MAS Trade.net, Inc., on September 27, 1999, in the State of Indiana. On October 29, 2001, the Company changed its name to MAS Capital Securities, Inc. Until November 2002, the Company was wholly owned by MAS Capital Securities Holdings, Inc., which is wholly owned by MAS Capital, Inc.

During November 2002, the Company's sole shareholder entered into an agreement to sell all of the issued and outstanding shares of the Company to Vantage Advisor Group, LLC ("VAG" or "LLC"). The name was then changed to Vantage Securities, Inc.

During 2010, in an effort to rebrand the firm to more adequately reflect its growing investment banking line of business the name was changed to Ashton Stewart & Co., Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA").

Revenue recognition

Wholesale fees on the sale of insurance products to other broker-dealers are recognized when the sales are completed, the amounts can be reasonably estimated and the collection assured. Registered representative commissions and related expenses are recorded on a monthly basis according to agreements.

Income taxes

The Company follows FASB ASC 740-10 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Note 1 – Summary of significant accounting policies - continued

Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

For the purpose of the statement of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents.

Accounts receivable

The Company's receivables consist of monies owed by registered representatives per contractual agreements. The Company has not required an allowance for doubtful accounts in the past. Bad debt expense for the year ended December 31, 2010 was $5,000.

Property and equipment

Property and equipment has been recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 2 to 7 years. Total depreciation and amortization expense for the year ended December 31, 2010, was $62.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2010. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments are cash and accrued expenses. Fair values were assumed to approximate carrying values for these instruments because they are short term in nature and their carrying amounts approximate fair values.

Note 2 – Income taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. During the year ended December 31, 2010, the Company incurred no expenses in income taxes to various states.

The Company has net operating loss carryforwards aggregating approximately $347,000, which expire in varying amounts through 2030. The net deferred tax asset resulting from these carryforwards has been fully reserved. The decrease in the valuation allowance for 2010 was approximately $500. The Company is limited to utilization of approximately $140,300 of these carryforwards to $2,034 per year by Section 382 of the Internal Revenue Code for carryforwards incurred prior to January 1, 2003. The Company has no permanent differences and any temporary differences primarily relate to the timing of certain accrued expenses.

Note 3 – Net capital requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $16,227, which was $11,227 in excess of its required net capital of $5,000.

Note 4 – Related party transactions

Effective December 1, 2003, the Company entered into Expense Allocation Agreements with entities related to the Company under common ownership. The agreements provide the Company pay a related entity a monthly fee for expense allocations. During 2010, the Company paid a related entity a total of $12,000 related to the agreement.

Note 5 – Subsequent Events

Management of the Company has reviewed all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events which would require disclosure in the financial statements.

Ashton Stewart & Co., Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2010

Stockholder's equity per Statement of Financial Condition	$ 21,515
Less: Nonallowable assets	(5,288)
Net capital	$ 16,227
Aggregate indebtedness - items included in financial statements	$ 16,627
Basic net capital requirement ($5,000 minimum)	$ 5,000
Excess net capital	$ 11,227
Ratio aggregate indebtedness to net capital	102%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

Computation For Determination of Reserve Requirements Under Rule 15c3-3

Ashton Stewart & Co., Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(K)(1).

Information Relating to the Possession and Control Requirements Under Rule 15c3-3

Ashton Stewart & Co., Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(K)(1).

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

To the Shareholder of
Ashton Stewart & Co., Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Ashton Stewart & Co., Inc. (the Company), for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
February 3, 2011

ASHTON STEWART & CO., INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2010